March 22, 2018

VIA EDGAR AND COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Kindelan, Senior Staff Accountant
Christine Dietz, Assistant Chief Accountant
Kathleen Collins, Accounting Branch Chief

Re:	Nutanix, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2017
Filed September 18, 2017
Form 10-Q for the Quarterly Period Ended October 31, 2017
Filed December 13, 2017

SEC File No. 001-37883

Ladies and Gentlemen:

In this letter, Nutanix, Inc., a Delaware corporation (hereinafter referred to as the “Company” , “we”, “us”, or “our”), is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter dated March 9, 2018.

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.

Form 10-Q for the Quarterly Period Ended October 31, 2017
Note 3. Revenue, Deferred Revenue and Deferred Commissions
Costs to obtain and fulfill a contract, page 16

1.
You indicate that commission expenses that are incremental to obtaining customer contracts are capitalized and the deferred commission amounts are amortized based on the expected future revenue streams under the customer contracts. Since the majority of your product sales are sold in conjunction with PCS contracts, please clarify whether sales commissions are earned or allocated to different performance obligations in a contract and how the amortization period and expense reflects the transfer of the applicable product and service. Refer to ASC 340-40-35-1 and 340-40-50-2(b).

We acknowledge the Staff’s comment and respectfully advise the Staff that we do allocate commissions paid to each material stream of revenue, including PCS. Any incremental amounts which are capitalized and deferred are recognized in the statement of operations in a manner which is consistent with the corresponding revenue stream. The commissions are allocated on a relative fair value basis to each of the performance obligations identified in the contract, including consideration of future PCS revenue, and such amounts are amortized as the related performance obligations are recognized as revenue.

We will revise future filings, commencing with our Form 10-Q filing for the quarter ended January 31, 2018, to clarify our policy regarding deferred commissions. Below is an illustration of the proposed disclosure that we have included in our Form 10-Q for the quarter ended January 31, 2018:

“Costs to obtain and fulfill a contract - We capitalize commissions paid to sales personnel and the related payroll taxes when customer contracts are signed. These costs are recorded as deferred commission expense in the condensed consolidated balance sheets, current and non-current. We determine whether costs should be deferred based on our sales compensation plans, if the commissions are incremental and would not have been incurred absent the execution of the customer contract. Sales commissions for renewals of customer contracts are not commensurate with the commissions paid for the acquisition of the initial contract given the substantive difference in commission rates in proportion to their respective contract values. Commissions paid upon the initial acquisition of a contract are amortized over the estimated period of benefit, which may exceed the term of the initial contract. Accordingly, amortization of deferred costs is recognized on a systematic basis that is consistent with the pattern of revenue recognition allocated to each performance obligation and included in sales and marketing expense in the condensed consolidated statements of operations. We determine the estimated period of benefit by evaluating the expected renewals of our customer contracts, the duration of our relationships with our customers, customer retention data, our technology development lifecycle and other factors. Deferred costs are periodically reviewed for impairment.”

2.
Please tell us, and disclose as appropriate, whether additional sales commissions are paid upon renewal of PCS contracts and, if so, whether such amounts are commensurate with the initial commissions. Further, if applicable, disclose how commissions paid for renewals are considered in your amortization period, which is based on the expected future revenue streams. Refer to ASC 340-40-35-1 and 340-40-50-2(b).

We acknowledge the Staff’s comment and respectfully advise the Staff that we do pay additional sales commissions upon the renewal of PCS contracts by our customers and we have determined that such commissions are not commensurate with the amounts paid for the initial sale given the substantive difference in commission rates in proportion to their respective contract values. We consider expected renewals in determining the period of benefit to amortize the initial commissions paid in connection with obtaining an initial customer contract. We have revised our disclosure accordingly as noted in our response to the first question above.

Further, we advise the Staff that commissions paid on renewals are not material to the financial statements taken as a whole for any given period.

* * * * * * * *

The Company acknowledges that:

•The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

The Company requests that any future comments be addressed to the undersigned at duston.williams@nutanix.com. You may also contact me via telephone with questions or comments at (408) 216-8360, or you may contact Tyler Wall, the Company’s Chief Legal Officer, at (408) 596-5072 or tyler@nutanix.com.

Sincerely,

/s/ Duston M. Williams
Duston M. Williams,
Chief Financial Officer

cc:	Dheeraj Pandey, Chief Executive Officer, Nutanix, Inc.
Tyler Wall, Chief Legal Officer, Nutanix, Inc.
Kenneth Long, Chief Accounting Officer and Corporate Controller, Nutanix, Inc.
Jeffrey Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Previn Waas, Deloitte & Touche LLP